SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Research Alliance Corp. II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

760873109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760873109	13G	Page 2 of 13 Pages

(1)	NAMES OF REPORTING PERSONS
HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		1,324,800
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		1,324,800

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,324,800

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

(12)	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 760873109	13G	Page 3 of 13 Pages

(1)	NAMES OF REPORTING PERSONS
HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		1,324,800
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		1,324,800

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,324,800

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

(12)	TYPE OF REPORTING PERSON (see instructions)
OO - limited liability company

CUSIP No. 760873109	13G	Page 4 of 13 Pages

(1)	NAMES OF REPORTING PERSONS
HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		591,218
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		591,218

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,218

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

(12)	TYPE OF REPORTING PERSON (see instructions)
OO - limited liability company

CUSIP No. 760873109	13G	Page 5 of 13 Pages

(1)	NAMES OF REPORTING PERSONS
Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	(5)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		1,324,800
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		1,324,800

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,324,800

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

(12)	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 760873109	13G	Page 6 of 13 Pages

(1)	NAMES OF REPORTING PERSONS
Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	(5)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		1,324,800
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		1,324,800

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,324,800

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

(12)	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 760873109	13G	Page 7 of 13 Pages

(1)	NAMES OF REPORTING PERSONS
HealthCor Therapeutics Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	(5)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		591,218
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		591,218

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,218

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

(12)	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 760873109	13G	Page 8 of 13 Pages

(1)	NAMES OF REPORTING PERSONS
HealthCor Therapeutics GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		591,218
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		591,218

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,218

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

(12)	TYPE OF REPORTING PERSON (see instructions)
OO - limited liability company

CUSIP No. 760873109	13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer:

Research Alliance Corp. II

Item 1(b).	Address of Issuer's Principal Executive Offices:

3172 North Rainbow Blvd. #1278, Las Vegas, NV 89108

Item 2(a, b, c).	Name of Person Filing:

(i) HealthCor Management, L.P., a Delaware limited partnership, 55 Hudson Yards, 28th Floor, New York, NY 10001;

(ii) HealthCor Associates, LLC, a Delaware limited liability company, 55 Hudson Yards, 28th Floor, New York, NY 10001;

(iii) HealthCor Group, LLC, a Delaware limited liability company, 55 Hudson Yards, 28th Floor, New York, NY 10001;

(iv)  Joseph Healey, 55 Hudson Yards, 28th Floor, New York, NY 10001;

(v) Arthur Cohen, 12 South Main Street, #203 Norwalk, CT 06854;

(vi)  HealthCor Therapeutics Master Fund, L.P., a Cayman Islands limited partnership, 55 Hudson Yards, 28th Floor, New York, NY 10001; and

(vii) HealthCor Therapeutics GP, LLC, a Delaware limited liability company, 55 Hudson Yards, 28th Floor, New York, NY 10001.

Both Mr. Healey and Mr. Cohen are United States citizens.

The persons at (i) through (vii) above are collectively referred to herein as the "Reporting Persons". HealthCor Offshore Master Fund, L.P. and HealthCor Sanatate Offshore Master Fund, L.P., together with their respective general partners HealthCor Offshore GP, LLC and HealthCor Offshore II GP, LLC, were filing persons in the original Statement to which this amendment relates, but are no longer the beneficial owners of any Ordinary Shares.

CUSIP No. 760873109	13G	Page 10 of 13 Pages

Item 2(d).	Title of Class of Securities: Class A Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares")

Item 2(e).	760873109

Item 3.	Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

HealthCor Therapeutics Master Fund, L.P. (the "Fund") is the beneficial owner of a total of 591,218 Ordinary Shares of the Issuer.

In addition, HealthCor Management, L.P. manages separately managed accounts that collectively hold a total of 733,582 Ordinary Shares of the Issuer.

HealthCor Therapeutics GP, LLC is the general partner of HealthCor Therapeutics Master Fund, L.P. Accordingly, HealthCor Therapeutics GP, LLC may be deemed to beneficially own the Ordinary Shares that are beneficially owned by HealthCor Therapeutics Master Fund, L.P. HealthCor Group, LLC is the managing member of HealthCor Therapeutics GP, LLC and, therefore, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by HealthCor Therapeutics Master Fund, L.P.

CUSIP No. 760873109	13G	Page 11 of 13 Pages

By virtue of its position as the investment manager of the Fund, HealthCor Management, L.P. may be deemed a beneficial owner of the Ordinary Shares owned by the Fund, as well as those it manages through separately managed accounts. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and thus may also be deemed to beneficially own the Ordinary Shares that are beneficially owned by the Fund.

As the Managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey exercise both voting and investment power with respect to the shares of Common Stock reported herein, and therefore each may be deemed a beneficial owner of such Ordinary Shares.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares in excess of their actual pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 760873109	13G	Page 12 of 13 Pages

Exhibits:

Exhibit I:	Joint Acquisition Statement

CUSIP No. 760873109	13G	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 14, 2022

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

/s/ Laurie Hadick
Name:	Laurie Hadick
Title:	Chief Compliance Officer

HEALTHCOR THERAPEUTICS GP, LLC, for itself and as general partner of behalf of HEALTHCOR THERAPEUTICS MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

/s/ Laurie Hadick
Name:	Laurie Hadick
Title:	Chief Compliance Officer

HEALTHCOR ASSOCIATES, LLC

/s/ Laurie Hadick
Name:	Laurie Hadick
Title:	Chief Compliance Officer

HEALTHCOR GROUP, LLC

/s/ Laurie Hadick
Name:	Laurie Hadick
Title:	Chief Compliance Officer

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen